UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 12, 2019

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ☐.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital and the borrowings and indebtedness of Vodafone Group Plc, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at March 31, 2019.

At March 31,
2019
€
(in millions)
Borrowings and Indebtedness
Short-term borrowing	4,270
Short-term derivative financial instruments*	520
Total short-term borrowings	4,790

Long-term borrowings	48,685
Long-term derivative financial instruments*	1,924
Total long-term borrowings	50,609

Total borrowings and indebtedness	55,399

Capital
Called up share capital (28,815,258,178 ordinary shares allotted, issued and fully paid)	4,796
Treasury shares held (1,584,882,610 shares)	(7,875)
Additional paid-in capital	152,503
Accumulated losses	(116,725)
Accumulated other comprehensive income	29,519
Total non-controlling interests	1,227

Total equity and shareholders’ funds	63,445

Total Capitalization and Indebtedness	118,844

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)         At March 31, 2019, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling €3,280million.

(2)         At March 31, 2019, the Group had cash and cash equivalents of €13,637 million, short-term investments of €9,911 million, cash collateral of €1,184 million and trade and other receivables, which comprise certain mark to market adjustments on financing instruments of €3,634 million, giving total net borrowings and indebtedness of €27,033 million.

(3)         On April 4, 2019, Vodafone Group Plc issued a long-term bond with nominal value US$ 2 billion (€1.8 billion) under the US shelf programme and on May 24, 2019, issued long-term bonds with nominal value €2.5 billion under the EMTN programme. On May 31, 2019, the Group repurchased €1.5 billion of its Eurobonds with nominal value €3.75 billion maturing in 2020 and 2021. On May 13, 2019, the Group borrowed €1.3 billion under an external facility agreement in place in order to finance its Indian operations.

The Group adopted IFRS 16 (“Leases”) on April 1, 2019.  As a result, the Group will recognize an additional lease liability of between €9.5 billion and €10.5 billion in its consolidated statement of financial position.

(4)         Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated June 12, 2019	By:	/s/ Jamie Stead
Name: Jamie Stead
Title: Deputy Group Treasurer